

March 31, 2022

Kai-Shing Tao
Chief Executive Officer
Remark Holdings, Inc.
800 S. Commerce St.
Las Vegas, NV 89106

> **Re: Remark Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-3**
> **Filed February 10, 2022**
> **File No. 333-260615**

Dear Mr. Tao:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 24, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-3

Cover Page

1. Please disclose on the cover page and in the prospectus summary whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Kai-Shing Tao
Remark Holdings, Inc.
March 31, 2022
Page 2

<u>Condensed Consolidating Financial Schedule, page 9</u>

2.   Please present the financial statements of the parent, WFOEs, and other owned operating subsidiaries in separate columns in the consolidating schedule, and present in separate line items intercompany activities, balances, and cash flows.

3.   Please describe how the VIE agreements provide you with rights to returns of the VIEs that could potentially be significant to the VIEs. In addition, please tell us how transactions under the VIE agreements are reflected in the consolidating schedules.

<u>Risk Factors, page 18</u>

4.   Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

        Please contact Austin Pattan, Staff Attorney, at (202) 551-6756 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

                                                    Sincerely,

                                                    Division of Corporation Finance
                                                    Office of Technology

cc: Robert Friedman